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                             October 4, 2021

       Phyllis W. Newhouse
       Chief Executive Officer
       Athena Technology Acquisition Corp.
       125 Townpark Drive, Suite 300
       Kennesaw, GA 30144

                                                        Re: Athena Technology
Acquisition Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed September 16,
2021
                                                            File No. 333-258606

       Dear Ms. Newhouse:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 3, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Questions and Answers About the Proposals for Stockholders
       Do you have Redemption Rights?, page 20

   1. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by
non-redeeming shareholders by including a sensitivity analysis showing a range of
redemption scenarios, including minimum, maximum and interim redemption levels.
Provide disclosure of the impact of each significant source of dilution, including the amount of
equity held by founders, convertible securities, including warrants retained by redeeming
shareholders, at each of the redemption levels detailed in your sensitivity analysis,
including any needed assumptions.
 Phyllis W. Newhouse
FirstName  LastNamePhyllis W. Newhouse
Athena Technology Acquisition Corp.
Comapany
October    NameAthena Technology Acquisition Corp.
        4, 2021
October
Page 2 4, 2021 Page 2
FirstName LastName
2. We note your response to prior comment 5. Please also revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
Summary of the Proxy Statement/Prospectus
Related Agreements, page 29

3. We note your response to our prior comment 15 and re-issue it in part. Please disclose here and on page 96 the number of shares subject to the lock-up agreements.
Proposal No. 1 - Approval of the Business Combination
Background of the Business Combination, page 132

4.       We note your revised disclosure on page 134 in response to our prior comment 23
         indicating that Heliogen   s counterproposal was based in part on
company comparables
         provided by Barclays and that Athena   s management evaluated the
company comparables
         and also reviewed comparables provided by its financial and other advisors. Please revise your disclosure to disclose the methodology and criteria used to select the companies and identify the set of comparable companies that were considered in
evaluating Heliogen   s
         enterprise value. In addition, please revise to disclose how such company comparables supported the $1.85 billion valuation.
Unaudited Prospective Financial Information, page 143

5. We note your added disclosures in response to prior comment 24 and re-issue the comment, in part. Considering the significant revenue growth in the six year projections and given Heliogen's limited operating history, please specifically address the following points:

                Further describe the basis for the basis for the six year period and how it was selected and why management believes this is a typical horizon for this scale of deployment of your products;

                Fully describe the material assumptions underlying the projections for revenues for each of these six years and why you believe significant growth is sustainable over the six year period discussing the factors and the contingencies that would affect such growth ultimately materializing with particular attention given to years 3 and beyond.
Proposal No. 1 - Approval of the Business Combination
Certain U.S. Federal Income Tax Considerations, page 154

6. We note your response to our prior comment 27 and re-issue such comment. Please revise your disclosure, including this section and your Questions and Answers section, to clearly describe the federal income tax consequences of the Business Combination. See Item
 Phyllis W. Newhouse
Athena Technology Acquisition Corp.
October 4, 2021
Page 3
      4(a)(6) of Form S-4. In that regard, we note your disclosure that the
parties    intend    for
      the Business Combination to be treated as a    reorganization    for U.S.
federal income tax
      purposes within the meaning of Section 368(a) of the Code, and your disclosure that the
      Business Combination    has been structured    to qualify as a tax-free
 reorganization    for
      U.S. federal income tax purposes within the meaning of Section 368(a) of the Code. If the merger is not taxable to shareholders, please also file a tax opinion with your registration statement. If there is uncertainty regarding the tax treatment, counsel may issue a
      "should" or "more likely than not" opinion to make clear that the opinion is subject to a degree of uncertainty, and explain why it cannot give a firm opinion. For guidance, refer to Staff Legal Bulletin No. 19.
        You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Craig Arakawa,
Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Laura Nicholson, Special Counsel, at
(202) 551-3584 with
any other questions.



                                                            Sincerely,
FirstName LastNamePhyllis W. Newhouse
                                                            Division of
Corporation Finance
Comapany NameAthena Technology Acquisition Corp.
                                                            Office of Energy &
Transportation
October 4, 2021 Page 3
cc:       Penny J. Minna
FirstName LastName